Bernard D. Gold   Denise L. Gold
                               120 Dogwood Avenue
                          Roslyn Harbor, NY 11576-1213

                                 (516) 626-1185

                                                                       EXHIBIT 2

                                                       May 22, 1997

Mr. Harvey Tauman, President
Hydron Technologies Inc.
1001 Yamato Rd.  Suite 403
Boca Raton, FL  33431

Dear Mr. Tauman:

     In accordance with letter dated May 8, 1997 (postmarked Washington, D.C., May 20, 1997) received today from the Office of the Chief counsel, Division of Corporation Finance Re:

     Hydron Technologies, Inc. (the "Company")
     Incoming letter dated February 12, 1997

be advised that the original proposal is hereby modified in accordance with guidelines suggested by the Office of the Chief Counsel.

     The proposal is therefore presented in modified form as follows:

     No stock options or cash bonuses be granted, in reference to future contractual obligations, to Employees or Directors of HTEC; a recommendation is made to the Board of Directors that all cash distributions to stockholders be utilized to repurchase HTEC stock in the open market instead of being distributed to shareholders in the form of cash: any increase in salary or award of stock options shall be contingent upon an increase in earnings per share of the corporation of at least 50% over that reported for the fiscal year 1994.

     It is therefore expected that the above proposal and the previously sent supporting statement be included in the proxy statement to be mailed to shareholders prior to the forthcoming annual meeting. An expedited response to this proposal and supporting statement is expected from the officers and directors of the corporation.

                                   Yours truly,


                   /s/ Bernard D. Gold                /s/ Denise L. Gold
                   -------------------------          -------------------------
                   Bernard D. Gold                    Denise L. Gold

                        Bernard D. Gold   Denise L. Gold
                               120 Dogwood Avenue
                          Roslyn Harbor, NY 11576-1213

                                 (516) 626-1185

                                                     December 16, 1996

Mr. Harvey Tauman, President
Hydron Technologies Inc.
1001 Yamato Rd. Suite 403
Boca Raton, Fl 33431

Dear Mr. Tauman:

     In accordance with Rule 14a-8 (Proposals of Security Holders) promulgated under the Securities Exchange Act of 1934, be advised that intention to present a proposal for action at the forthcoming annual meeting of Hydron Technologies Inc. security holders is hereby presented.

     Bernard Gold and Denise L. Gold are currently holders of approximately 100,000 shares of HTEC, that they individually are beneficial owners of at least $1,000.00 in market value of securities entitled to be voted at the meeting, have each held such securities for at least one year, and shall continue to own such securities through the date on which the meeting is to be held. Documentary support of such ownership is provided with an enclosure relating to purchase of some, but not all, of HTEC shares owned by the undersigned.

     Proposal: No stock options or cash bonuses be granted to Employees or Directors of HTEC, salary of any employee of the corporation be limited to $100,000.00 per annum, all cash distributions to stockholders be utilized to repurchase HTEC stock in the open market instead of being distributed to shareholders in the form of cash. Any increase in salary or award of stock options shall be contingent upon significant increase in earnings by the corporation.

     Supporting statement: Shareholder appreciation under current management has not occurred. Compensation for Executives and Directors should be related to increased profitability of the corporation and enhancement of the value of its stock. Those responsible for leading and directing the company have been very adequately rewarded for mediocre results while the vast majority of shareholders have either entertained losses on their investment or seen no appreciation of their investment in spite of the fact that our stock markets are in the midst of the most significant and extended period of appreciation in history. Reward for failure should not come from the pockets of the long suffering shareholders.

     Please note that the above proposal and supporting statement comply with the 500 word limitation of Rule 14a-8.

     It is therefore expected that the above proposal and supporting statement be included in the proxy statement to be mailed to shareholders prior to the forthcoming annual meeting. An expedited response to this proposal and supporting statement is expected from the officers and directors of the corporation.

                                       Yours truly,

            /s/ Bernard D. Gold        /s/ Denise L. Gold

            Bernard D. Gold            Denise L. Gold

cc:  Richard Tauman
     Chaudbury M. Prasad
     Frank Fuir
     Samuel M. Leb
     Nestor M. Cardero
     Joseph A. Caccamo
     Richard Banakus
     Hugues Lamotte